SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STARBASE CORPORATION
(Name of Subject Company)

STARBASE CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

8549102 05
(CUSIP Number of Class of Securities)

James A. Harrer, Chief Executive Officer and President
Starbase Corporation
4 Hutton Centre Drive, Suite 900
Santa Ana, California 92707
Telephone: (714) 445-4400
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing Statement)

Copy to:

Christopher S. Auguste, Esq.
Jenkens & Gilchrist Parker Chapin LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 704-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.